UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                                (Amendment No. 2)

                           MEDCATH CORPORATION (MDTH)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58404W109
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
(1)   Name of Reporting Person:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds:

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:

      Washington
--------------------------------------------------------------------------------
                 (7)      Sole Voting Power:

                          811,400 common shares (4.5%)
  Number of      ---------------------------------------------------------------
    Shares       (8)      Shared Voting Power:
 Beneficially
   Owned by               0
     Each        ---------------------------------------------------------------
  Reporting      (9)      Sole Dispositive Power:
 Person With
                          811,400
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power:

                          0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

      7.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person:

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)   Name of Reporting Person:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds:

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:

      Washington
--------------------------------------------------------------------------------
                 (7)      Sole Voting Power:

                          253,150 common shares (1.4%)
  Number of      ---------------------------------------------------------------
    Shares       (8)      Shared Voting Power:
 Beneficially
   Owned by               0
     Each        ---------------------------------------------------------------
  Reporting      (9)      Sole Dispositive Power:
 Person With
                          253,150
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power:

                          0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

      7.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person:

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)   Name of Reporting Person:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds:

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:

      Washington
--------------------------------------------------------------------------------
                 (7)      Sole Voting Power:

                          56,314 common shares (0.3%)
  Number of      ---------------------------------------------------------------
    Shares       (8)      Shared Voting Power:
 Beneficially
   Owned by               0
     Each        ---------------------------------------------------------------
  Reporting      (9)      Sole Dispositive Power:
 Person With
                          56,314
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power:

                          0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

      7.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person:

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)   Name of Reporting Person:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds:

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:

      Washington
--------------------------------------------------------------------------------
                 (7)      Sole Voting Power:

                          146,089 common shares (0.8%)
  Number of      ---------------------------------------------------------------
    Shares       (8)      Shared Voting Power:
 Beneficially
   Owned by               0
     Each        ---------------------------------------------------------------
  Reporting      (9)      Sole Dispositive Power:
 Person With
                          146,089
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power:

                          0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

      7.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person:

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
(1)   Name of Reporting Person:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only


--------------------------------------------------------------------------------
(4)   Source of Funds:

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:

      Washington
--------------------------------------------------------------------------------
                 (7)      Sole Voting Power:

                          90,300 common shares (0.5%)
  Number of      ---------------------------------------------------------------
    Shares       (8)      Shared Voting Power:
 Beneficially
   Owned by               0
     Each        ---------------------------------------------------------------
  Reporting      (9)      Sole Dispositive Power:
 Person With
                          90,300
                 ---------------------------------------------------------------
                 (10)     Shared Dispositive Power:

                          0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):

      7.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person:

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      We view the recently announced sale of Medcath's (MDTH) Milwaukee Heart Hospital for $42.5M as a potential bolt of lightning, illuminating a market which has been in the dark about the substantial disparity between MDTH's current share price and the company's intrinsic value.

      This transaction could be a very significant indicator of the potential value of MDTH's 12 remaining hospitals in several different ways - as pieces of real estate specifically designed to maximize physician productivity in cardiac diagnostics and surgery, as operating businesses focused on maximizing physician satisfaction and patient outcomes, and as competitive threats to vulnerable not-for-profit local competitors. With the Milwaukee hospital selling for roughly three times revenues when it has not yet reached profitability, imagine what this may portend for the possible value of all of MDTH, especially since the rest of MDTH's hospitals either are profitable or soon will ramp to profitability! Moreover, these hospitals pose such serious perceived threats to local not-for-profit competitors that the industry banded together to put a moratorium on future openings.

      This valuation lightning bolt should compel MDTH's board and senior management, in their fiduciary obligation to the company's shareholders, to reflect on the full range of transactional and strategic tactics which could maximize shareholder value. It is possible that the true meaning of Milwaukee could be that, even though MDTH is profitable and well managed, the sum of its parts could be worth considerably more than the whole. We will illustrate this with several examples:

      1. Assume that MDTH's 12 remaining hospitals were valued at only half the multiple of revenues of Milwaukee, i.e. 1 1/2 times lagging revenue, not 3. This would produce a gross valuation of $1.02 Billion, before retiring debt or paying out minority equity partners' interests. After paying off net debt, which would be reduced a further $42.5 by the Milwaukee sale, $775 Million would remain for the physician equity partners and the common shareholders. The value remaining for the common shareholders alone could be as much as twice the current share price.

      2. Recent transactions in retailing also demonstrate how much shareholder value can be unlocked by prescient control bloc investors who recognize when the sum of the parts can be worth more than the whole and who are prepared to do the work required to close the gap between market and intrinsic value. Consider what is happening at Sears and K-Mart as Ed Lempert monetizes the value of their real estate. MDTH, however, has a good business with a future, good management, and anxious competitors. In its disaggregation it might therefore be worth even more.

      3. Similarly, in healthcare, after adverse reimbursement changes drove many nursing home operators into bankruptcy, Mariner Healthcare began selling off individual nursing home properties to pay off debt. Once lightning helped Wall Street see the enormous disparity between the prices paid for Mariner's beds by private market buyers in comparison with the paltry valuation implicit in the company's public market price, the share price zoomed up.

            Milwaukee signals that there may be a similar valuation anomaly here at MDTH. It is possible that the sum of the parts could be worth considerably more than the whole.

            We are approaching our second anniversary as MDTH shareholders. Therefore we are not short-term opportunists. We are now MDTH's largest outside shareholder. We consider ourselves friends of the company. We have a high regard for MDTH's management, board, and controlling shareholders. From this position we respectfully ask MDTH's management and board, as fiduciaries for all the shareholders, to reflect and act on what Milwaukee may mean for maximizing shareholder value. We concede that we do not have the detailed inside information which the Board does, nor can we yet articulate precisely what mix of transactional, strategic, tax, and partnering tactics might best maximize value at each of the 12 MDTH hospitals. But all of us probably would agree that Milwaukee demonstrates that MDTH is substantially undervalued. It may also illuminate the possibility that a near term outcome here, or a series of them, might possibly have a significantly higher time and risk adjusted value for MDTH shareholders than a longer-term program.

      Carpe diem.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Fund, L.P. owns and has sole voting and dispositive power over 811,400 common shares of MDTH.

            (c)   N/A

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


      November 15, 2004                    /s/ DAVID NIERENBERG
      -----------------                    -------------------------------------
                                           President
                                           Nierenberg Investment Management
                                           Company, Inc., the General Partner of
                                           The D3 Family Family Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      We view the recently announced sale of Medcath's (MDTH) Milwaukee Heart Hospital for $42.5M as a potential bolt of lightning, illuminating a market which has been in the dark about the substantial disparity between MDTH's current share price and the company's intrinsic value.

      This transaction could be a very significant indicator of the potential value of MDTH's 12 remaining hospitals in several different ways - as pieces of real estate specifically designed to maximize physician productivity in cardiac diagnostics and surgery, as operating businesses focused on maximizing physician satisfaction and patient outcomes, and as competitive threats to vulnerable not-for-profit local competitors. With the Milwaukee hospital selling for roughly three times revenues when it has not yet reached profitability, imagine what this may portend for the possible value of all of MDTH, especially since the rest of MDTH's hospitals either are profitable or soon will ramp to profitability! Moreover, these hospitals pose such serious perceived threats to local not-for-profit competitors that the industry banded together to put a moratorium on future openings.

      This valuation lightning bolt should compel MDTH's board and senior management, in their fiduciary obligation to the company's shareholders, to reflect on the full range of transactional and strategic tactics which could maximize shareholder value. It is possible that the true meaning of Milwaukee could be that, even though MDTH is profitable and well managed, the sum of its parts could be worth considerably more than the whole. We will illustrate this with several examples:

      1. Assume that MDTH's 12 remaining hospitals were valued at only half the multiple of revenues of Milwaukee, i.e. 1 1/2 times lagging revenue, not 3. This would produce a gross valuation of $1.02 Billion, before retiring debt or paying out minority equity partners' interests. After paying off net debt, which would be reduced a further $42.5 by the Milwaukee sale, $775 Million would remain for the physician equity partners and the common shareholders. The value remaining for the common shareholders alone could be as much as twice the current share price.

      2. Recent transactions in retailing also demonstrate how much shareholder value can be unlocked by prescient control bloc investors who recognize when the sum of the parts can be worth more than the whole and who are prepared to do the work required to close the gap between market and intrinsic value. Consider what is happening at Sears and K-Mart as Ed Lempert monetizes the value of their real estate. MDTH, however, has a good business with a future, good management, and anxious competitors. In its disaggregation it might therefore be worth even more.

      3. Similarly, in healthcare, after adverse reimbursement changes drove many nursing home operators into bankruptcy, Mariner Healthcare began selling off individual nursing home properties to pay off debt. Once lightning helped Wall Street see the enormous disparity between the prices paid for Mariner's beds by private market buyers in comparison with the paltry valuation implicit in the company's public market price, the share price zoomed up.

            Milwaukee signals that there may be a similar valuation anomaly here at MDTH. It is possible that the sum of the parts could be worth considerably more than the whole.

            We are approaching our second anniversary as MDTH shareholders. Therefore we are not short-term opportunists. We are now MDTH's largest outside shareholder. We consider ourselves friends of the company. We have a high regard for MDTH's management, board, and controlling shareholders. From this position we respectfully ask MDTH's management and board, as fiduciaries for all the shareholders, to reflect and act on what Milwaukee may mean for maximizing shareholder value. We concede that we do not have the detailed inside information which the Board does, nor can we yet articulate precisely what mix of transactional, strategic, tax, and partnering tactics might best maximize value at each of the 12 MDTH hospitals. But all of us probably would agree that Milwaukee demonstrates that MDTH is substantially undervalued. It may also illuminate the possibility that a near term outcome here, or a series of them, might possibly have a significantly higher time and risk adjusted value for MDTH shareholders than a longer-term program.

      Carpe diem.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting and dispositive power over 253,150 common shares of MDTH.

            (c)   N/A

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 15, 2004                /s/ DAVID NIERENBERG
--------------------             -----------------------------------------------
Date                             David Nierenberg
                                 President
                                 Nierenberg Investment Management Company, Inc.,
                                 the General Partner of the 3D Family
                                 Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      We view the recently announced sale of Medcath's (MDTH) Milwaukee Heart Hospital for $42.5M as a potential bolt of lightning, illuminating a market which has been in the dark about the substantial disparity between MDTH's current share price and the company's intrinsic value.

      This transaction could be a very significant indicator of the potential value of MDTH's 12 remaining hospitals in several different ways - as pieces of real estate specifically designed to maximize physician productivity in cardiac diagnostics and surgery, as operating businesses focused on maximizing physician satisfaction and patient outcomes, and as competitive threats to vulnerable not-for-profit local competitors. With the Milwaukee hospital selling for roughly three times revenues when it has not yet reached profitability, imagine what this may portend for the possible value of all of MDTH, especially since the rest of MDTH's hospitals either are profitable or soon will ramp to profitability! Moreover, these hospitals pose such serious perceived threats to local not-for-profit competitors that the industry banded together to put a moratorium on future openings.

      This valuation lightning bolt should compel MDTH's board and senior management, in their fiduciary obligation to the company's shareholders, to reflect on the full range of transactional and strategic tactics which could maximize shareholder value. It is possible that the true meaning of Milwaukee could be that, even though MDTH is profitable and well managed, the sum of its parts could be worth considerably more than the whole. We will illustrate this with several examples:

      1. Assume that MDTH's 12 remaining hospitals were valued at only half the multiple of revenues of Milwaukee, i.e. 1 1/2 times lagging revenue, not 3. This would produce a gross valuation of $1.02 Billion, before retiring debt or paying out minority equity partners' interests. After paying off net debt, which would be reduced a further $42.5 by the Milwaukee sale, $775 Million would remain for the physician equity partners and the common shareholders. The value remaining for the common shareholders alone could be as much as twice the current share price.

      2. Recent transactions in retailing also demonstrate how much shareholder value can be unlocked by prescient control bloc investors who recognize when the sum of the parts can be worth more than the whole and who are prepared to do the work required to close the gap between market and intrinsic value. Consider what is happening at Sears and K-Mart as Ed Lempert monetizes the value of their real estate. MDTH, however, has a good business with a future, good management, and anxious competitors. In its disaggregation it might therefore be worth even more.

      3. Similarly, in healthcare, after adverse reimbursement changes drove many nursing home operators into bankruptcy, Mariner Healthcare began selling off individual nursing home properties to pay off debt. Once lightning helped Wall Street see the enormous disparity between the prices paid for Mariner's beds by private market buyers in comparison with the paltry valuation implicit in the company's public market price, the share price zoomed up.

            Milwaukee signals that there may be a similar valuation anomaly here at MDTH. It is possible that the sum of the parts could be worth considerably more than the whole.

            We are approaching our second anniversary as MDTH shareholders. Therefore we are not short-term opportunists. We are now MDTH's largest outside shareholder. We consider ourselves friends of the company. We have a high regard for MDTH's management, board, and controlling shareholders. From this position we respectfully ask MDTH's management and board, as fiduciaries for all the shareholders, to reflect and act on what Milwaukee may mean for maximizing shareholder value. We concede that we do not have the detailed inside information which the Board does, nor can we yet articulate precisely what mix of transactional, strategic, tax, and partnering tactics might best maximize value at each of the 12 MDTH hospitals. But all of us probably would agree that Milwaukee demonstrates that MDTH is substantially undervalued. It may also illuminate the possibility that a near term outcome here, or a series of them, might possibly have a significantly higher time and risk adjusted value for MDTH shareholders than a longer-term program.

      Carpe diem.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Children's Fund, L.P. owns and has sole voting and dispositive power over 56,314 common shares of MDTH.

            (c)   N/A

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 15, 2004                /s/ DAVID NIERENBERG
--------------------             -----------------------------------------------
Date                             David Nierenberg
                                 President
                                 Nierenberg Investment Management Company, Inc.,
                                 the General Partner of the 3D Family
                                 Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      We view the recently announced sale of Medcath's (MDTH) Milwaukee Heart Hospital for $42.5M as a potential bolt of lightning, illuminating a market which has been in the dark about the substantial disparity between MDTH's current share price and the company's intrinsic value.

      This transaction could be a very significant indicator of the potential value of MDTH's 12 remaining hospitals in several different ways - as pieces of real estate specifically designed to maximize physician productivity in cardiac diagnostics and surgery, as operating businesses focused on maximizing physician satisfaction and patient outcomes, and as competitive threats to vulnerable not-for-profit local competitors. With the Milwaukee hospital selling for roughly three times revenues when it has not yet reached profitability, imagine what this may portend for the possible value of all of MDTH, especially since the rest of MDTH's hospitals either are profitable or soon will ramp to profitability! Moreover, these hospitals pose such serious perceived threats to local not-for-profit competitors that the industry banded together to put a moratorium on future openings.

      This valuation lightning bolt should compel MDTH's board and senior management, in their fiduciary obligation to the company's shareholders, to reflect on the full range of transactional and strategic tactics which could maximize shareholder value. It is possible that the true meaning of Milwaukee could be that, even though MDTH is profitable and well managed, the sum of its parts could be worth considerably more than the whole. We will illustrate this with several examples:

       1. Assume that MDTH's 12 remaining hospitals were valued at only half the multiple of revenues of Milwaukee, i.e. 1 1/2 times lagging revenue, not 3. This would produce a gross valuation of $1.02 Billion, before retiring debt or paying out minority equity partners' interests. After paying off net debt, which would be reduced a further $42.5 by the Milwaukee sale, $775 Million would remain for the physician equity partners and the common shareholders. The value remaining for the common shareholders alone could be as much as twice the current share price.

       2. Recent transactions in retailing also demonstrate how much shareholder value can be unlocked by prescient control bloc investors who recognize when the sum of the parts can be worth more than the whole and who are prepared to do the work required to close the gap between market and intrinsic value. Consider what is happening at Sears and K-Mart as Ed Lempert monetizes the value of their real estate. MDTH, however, has a good business with a future, good management, and anxious competitors. In its disaggregation it might therefore be worth even more.

       3. Similarly, in healthcare, after adverse reimbursement changes drove many nursing home operators into bankruptcy, Mariner Healthcare began selling off individual nursing home properties to pay off debt. Once lightning helped Wall Street see the enormous disparity between the prices paid for Mariner's beds by private market buyers in comparison with the paltry valuation implicit in the company's public market price, the share price zoomed up.

            Milwaukee signals that there may be a similar valuation anomaly here at MDTH. It is possible that the sum of the parts could be worth considerably more than the whole.

            We are approaching our second anniversary as MDTH shareholders. Therefore we are not short-term opportunists. We are now MDTH's largest outside shareholder. We consider ourselves friends of the company. We have a high regard for MDTH's management, board, and controlling shareholders. From this position we respectfully ask MDTH's management and board, as fiduciaries for all the shareholders, to reflect and act on what Milwaukee may mean for maximizing shareholder value. We concede that we do not have the detailed inside information which the Board does, nor can we yet articulate precisely what mix of transactional, strategic, tax, and partnering tactics might best maximize value at each of the 12 MDTH hospitals. But all of us probably would agree that Milwaukee demonstrates that MDTH is substantially undervalued. It may also illuminate the possibility that a near term outcome here, or a series of them, might possibly have a significantly higher time and risk adjusted value for MDTH shareholders than a longer-term program.

      Carpe diem.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Offshore Fund, L.P. owns and has sole voting and dispositive power over 146,089 common shares of MDTH.

            (c)     Date          Shares Bought            Price
                    ----          -------------            -----
                  9/15/04              4,000               15.50
                  9/16/04              2,300               15.77
                  9/17/04              4,000               15.78
                  9/20/04              6,600               15.69
                  9/22/04              6,000               15.62
                  9/23/04              5,000               15.62
                  9/24/04              4,000               15.54
                  9/27/04              1,000               15.57
                  9/28/04             19,200               15.34
                  9/29/04              1,300               15.71
                  9/30/04              1,564               15.80
                  10/1/04                500               15.82
                  10/6/04                300               15.87
                  10/7/04                700               15.83
                  10/8/04              1,500               15.80

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 15, 2004                /s/ DAVID NIERENBERG
-----------------                -----------------------------------------------
Date                             David Nierenberg
                                 President
                                 Nierenberg Investment Management Company, Inc.,
                                 the General Partner of the 3D Family
                                 Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      We view the recently announced sale of Medcath's (MDTH) Milwaukee Heart Hospital for $42.5M as a potential bolt of lightning, illuminating a market which has been in the dark about the substantial disparity between MDTH's current share price and the company's intrinsic value.

      This transaction could be a very significant indicator of the potential value of MDTH's 12 remaining hospitals in several different ways - as pieces of real estate specifically designed to maximize physician productivity in cardiac diagnostics and surgery, as operating businesses focused on maximizing physician satisfaction and patient outcomes, and as competitive threats to vulnerable not-for-profit local competitors. With the Milwaukee hospital selling for roughly three times revenues when it has not yet reached profitability, imagine what this may portend for the possible value of all of MDTH, especially since the rest of MDTH's hospitals either are profitable or soon will ramp to profitability! Moreover, these hospitals pose such serious perceived threats to local not-for-profit competitors that the industry banded together to put a moratorium on future openings.

      This valuation lightning bolt should compel MDTH's board and senior management, in their fiduciary obligation to the company's shareholders, to reflect on the full range of transactional and strategic tactics which could maximize shareholder value. It is possible that the true meaning of Milwaukee could be that, even though MDTH is profitable and well managed, the sum of its parts could be worth considerably more than the whole. We will illustrate this with several examples:

       1. Assume that MDTH's 12 remaining hospitals were valued at only half the multiple of revenues of Milwaukee, i.e. 1 1/2 times lagging revenue, not 3. This would produce a gross valuation of $1.02 Billion, before retiring debt or paying out minority equity partners' interests. After paying off net debt, which would be reduced a further $42.5 by the Milwaukee sale, $775 Million would remain for the physician equity partners and the common shareholders. The value remaining for the common shareholders alone could be as much as twice the current share price.

       2. Recent transactions in retailing also demonstrate how much shareholder value can be unlocked by prescient control bloc investors who recognize when the sum of the parts can be worth more than the whole and who are prepared to do the work required to close the gap between market and intrinsic value. Consider what is happening at Sears and K-Mart as Ed Lempert monetizes the value of their real estate. MDTH, however, has a good business with a future, good management, and anxious competitors. In its disaggregation it might therefore be worth even more.

       3. Similarly, in healthcare, after adverse reimbursement changes drove many nursing home operators into bankruptcy, Mariner Healthcare began selling off individual nursing home properties to pay off debt. Once lightning helped Wall Street see the enormous disparity between the prices paid for Mariner's beds by private market buyers in comparison with the paltry valuation implicit in the company's public market price, the share price zoomed up.

            Milwaukee signals that there may be a similar valuation anomaly here at MDTH. It is possible that the sum of the parts could be worth considerably more than the whole.

            We are approaching our second anniversary as MDTH shareholders. Therefore we are not short-term opportunists. We are now MDTH's largest outside shareholder. We consider ourselves friends of the company. We have a high regard for MDTH's management, board, and controlling shareholders. From this position we respectfully ask MDTH's management and board, as fiduciaries for all the shareholders, to reflect and act on what Milwaukee may mean for maximizing shareholder value. We concede that we do not have the detailed inside information which the Board does, nor can we yet articulate precisely what mix of transactional, strategic, tax, and partnering tactics might best maximize value at each of the 12 MDTH hospitals. But all of us probably would agree that Milwaukee demonstrates that MDTH is substantially undervalued. It may also illuminate the possibility that a near term outcome here, or a series of them, might possibly have a significantly higher time and risk adjusted value for MDTH shareholders than a longer-term program.

      Carpe diem.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting and dispositive power over 90,300 common shares of MDTH.

            (c)   N/A

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 15, 2004                /s/ DAVID NIERENBERG
-----------------                -----------------------------------------------
Date                             David Nierenberg
                                 President
                                 Nierenberg Investment Management Company, Inc.,
                                 the General Partner of the 3D Family
                                 Retirement Fund, L.P.